Exhibit 99.1

Yatra appoints Ms. Neelam Dhawan as Independent Director

Gurugram, India and New York, Nov 28, 2018: Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced the appointment of Ms. Neelam Dhawan, as an independent director to its board of directors effective January 1, 2019. Neelam has been lauded by leading business journals like Fortune, Forbes and Business Today as one of the Most Powerful Women in Business and has played an integral role in shaping the IT Industry in India.

“We are very pleased to have Neelam join our board and look forward to her contributions.” said Dhruv Shringi, CEO and Co-Founder, Yatra.com. “With thirty-five-plus years of experience, Neelam is an accomplished leader in the tech industry and brings with her a unique blend of experience of scaling up enterprise technology businesses in emerging markets, experience which is a perfect match for Yatra as we look at scaling up our corporate travel business and expanding it beyond India.”

In her previous positions, Ms. Dhawan has headed both Microsoft and Hewlett Packard, in India, been a member of NASSCOM’s Executive Council from 2009 to 2017 and made significant contributions to industry strategy and public policy frameworks. Ms. Dhawan has also served as VP, Global Industries, Strategic Alliances & Inside Sales APAC & Japan, Hewlett Packard, Singapore during 2017-18. She has also been a member of the Global Supervisory Board of Royal Philips, Netherlands since 2012 and joined the Board of ICICI Bank Limited in January 2018. She holds an MBA from the Faculty of Management Studies (FMS), Delhi, India.

“I am excited to participate in shaping the future of Yatra as we move to be closer to our customers and focus on delivering delightful experiences for them with our services.” said Ms. Dhawan.

About Yatra Online, Inc and Yatra Online Pvt Ltd

Yatra Online, Inc is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India’s leading Corporate Travel services provider with over 700 Corporate customers and one of India’s leading online travel companies and operates the website Yatra.com. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 100,000 hotels in India and over 1,000,000 hotels around the world.

Launched in August 2006, Yatra was ranked the Most Trusted E-Commerce Travel Brand in India in the Economic Times Brand Equity Survey 2016 for the second successive year, and has won the National Tourism Award for ‘Best Domestic Tour Operator (Rest of India)’ at the India Tourism Awards held in September 2017 for the third time in a row.

Safe Harbor Statement:

This press release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this press release is provided as of the date of issuance of this press release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:
Manish Hemrajani
Yatra Online, Inc.

VP, Corporate Development and Investor Relations
manish.hemrajani@yatra.com